# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C.  20549


## FORM N-Q


## QUARTERLY SCHEDULE OF PORTFOLIO HOLDINGS OF REGISTERED MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number        811-5021


### DREYFUS PREMIER SHORT-INTERMEDIATE MUNICIPAL BOND
(Exact name of Registrant as specified in charter)


c/o The Dreyfus Corporation
200 Park Avenue
New York, New York  10166
(Address of principal executive offices)        (Zip code)


Mark N. Jacobs, Esq.
200 Park Avenue
New York, New York  10166
(Name and address of agent for service)


Registrant's telephone number, including area code:        (212) 922-6000

Date of fiscal year end:        3/31

Date of reporting period:        12/31/06

**FORM N-Q**

**Item 1.        Schedule of Investments.**

[INSERT SCHEDULE OF INVESTMENTS HERE]

**Item 2.        Controls and Procedures.**

(a)      The Registrant's principal executive and principal financial officers have concluded, based on their evaluation of the Registrant's disclosure controls and procedures as of a date within 90 days of the filing date of this report, that the Registrant's disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Registrant on Form N-Q is recorded, processed, summarized and reported within the required time periods and that information required to be disclosed by the Registrant in the reports that it files or submits on Form N-Q is accumulated and communicated to the Registrant's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)      There were no changes to the Registrant's internal control over financial reporting that occurred during the Registrant's most recently ended fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

**Item 3.        Exhibits.**

(a)      Certifications of principal executive and principal financial officers as required by Rule 30a-2(a) under the Investment Company Act of 1940.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DREYFUS PREMIER SHORT-INTERMEDIATE MUNICIPAL BOND

By:  /s/ J. David Officer
     J. David Officer
     President

Date:  February 14, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:  /s/ J. David Officer
     J. David Officer
     President

Date:  February 14, 2007

By:  /s/ James Windels
     James Windels
     Treasurer

Date:  February 14, 2007

## EXHIBIT INDEX

(a)    Certifications of principal executive and principal financial officers as required by Rule 30a-2(a) under the Investment Company Act of 1940.  (EX-99.CERT)